October 2, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:  Ms. Ashley Vroman-Lee/ Ms. Megan Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation II
Registration Statement on Form N-2
(File No. 333-232183)

Dear Mses. Vroman-Lee and Miller:

On behalf of Owl Rock Capital Corporation II (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on July 5, 2019 and July 8, 2019 regarding the Company’s registration statement on Form N-2 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as submitted to the SEC on June 18, 2019.  Each of the Staff’s comment is set forth below in bolded and italicized font, and is followed by the Company’s response.

Legal Comments

1.              In the first sentence of the second paragraph on page 2, please clarify that the Company is subject to a 200% minimum asset coverage ratio, and delete the parenthetical “(or 150% if certain conditions are met).”

Response: The Company has revised the disclosure as requested by Staff.

2.              Please define the term “LIBOR” after the first instance in which it is used.

Response: The Company has added the following disclosure on page 35:

LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending transactions between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally.

Accounting Comments

1.              On the Senior Securities Table, please disclose the Company’s asset coverage ratio as of the end of the most recent calendar quarter.

Response: The Company advises the Staff that, per the instructions set forth in Form N-2, the Company has provided its asset coverage per unit, which is to be expressed in terms of dollar

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland.  For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

amounts per share.  The Company has disclosed that, as of June 30, 2019, its asset coverage per unit is $2,479.47, which, expressed as a ratio, is approximately 248%.

2.              In future periodic filings, please confirm that the Company will provide additional disclosure in the footnotes to the its financial statements regarding the amount represented by the entry “payable to affiliates” in the Company’s consolidated statement of assets and liabilities.

Response: The Company confirms that it will provide additional disclosure in the footnotes to its financial statements regarding the entry “payable to affiliates” in the Company’s consolidated statement of assets and liabilities.

3.              Please update the Registration Statement with financial information for the fiscal quarter ended June 30, 2019.

Response: The Company has revised the disclosure as requested by Staff.

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Please do not hesitate to contact me at (202) 383-0218 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus